John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

September 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blake Grady

Re:	AvePoint, Inc. Schedule TO-I filed August 27, 2024 File No. 005-91137

Dear Mr. Grady:

I am writing on behalf of AvePoint, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated September 4, 2024 (the “Comment Letter”) with respect to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Tender Offer Statement”) with the Commission on August 27, 2024. This letter is being submitted to the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Tender Offer Statement (the “Amended Tender Offer Statement”). The Amended Tender Offer Statement reflects revisions made in response to the comments of the Staff in the Comment Letter and the updating of certain other information.

Set forth below is the Company’s response to the Staff’s comments as set forth in the Comment Letter. For the convenience of the Staff, we have recited the Staff’s comments as set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Tender Offer Statement and the Amended Tender Offer Statement, as applicable.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

September 9, 2024

Page Two

Schedule TO-I filed August 27, 2024; Offer Letter

General

1.

Please ensure on future filings that the EDGAR tag “SC 13E-3/A” is associated with the filing, in addition to the EDGAR tag “SC TO-I/A.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will ensure on future filings that the EDGAR tag “SC 13E-3/A” is associated with each filing, in addition to the EDGAR tag “SC TO-I/A.”

2.

Refer to your disclosure of “[a]lternatives: None” in Item 7(b) of the Schedule TO-I. Refer also to disclosure on page three of the Offer Letter that “[i]n evaluating the Transaction, the Company considered conducting an exchange offer for the Warrants as an alternative in which the Warrants would be exchanged for shares of Common Stock.” Given this apparent discrepancy, please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has amended and restated “(b). Alternatives” of “Item 7. Purposes, Alternatives, Reasons and Effects” of the Amended Tender Offer Statement accordingly.

3.

Disclosure in Item 9(c) states “[n]ot applicable.” Please revise and make the statements required by Item 1015(c) of Regulation M-A in the disclosure document.

Response: The Company respectfully acknowledges the Staff’s comment and has amended and restated “(c). Availability of documents” of “Item 9. Reports, Opinions, Appraisals and Negotiations” of the Amended Tender Offer Statement accordingly.

4.

Please provide the information required by Item 1003(c)(5) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has amended Schedule I to the Offer to Purchase accordingly.

Summary Term Sheet, page 1

5.

We note the following disclosure on pages 3 and 26: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 3 under the “Summary Term Sheet” of the Offer to Purchase and page 26 under “The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments” of the Offer to Purchase” of the Offer to Purchase accordingly.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

September 9, 2024

Page Three

Effects of the Transaction on the Market for the Warrants, page 5

6.

We note your disclosure on page six that “[t]he Offer Purchase Price was determined following negotiations with parties holding more than a majority of the outstanding Warrants.” Describe such negotiations, including who initiated such negotiations. Refer to Item 1005(c)(2) of Regulation M-A, including the instruction thereto.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 1 under “Special Factors, Section 2. Fairness of the Transaction (Offer, Consent Solicitation and Redemption)” and page 6 under “Special Factors, Section 4. Effects of the Transaction on the Market for the Warrants” of the Offer to Purchase accordingly.

Source and Amount of Funds; Fees and Expenses, page 21

7.

Refer to disclosure on page 21 that you “estimate that the total amount of cash required to complete the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation will be approximately $1,324,000 million” (emphasis added), which appears to be a typographical error. In addition, $1,324,000 appears to solely reflect the fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation and does not include the amount required to purchase all of the outstanding Warrants. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 21 under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” of the Offer to Purchase accordingly.

*****

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith or desire any further information in respect of this filing or the materials submitted herewith, please do not hesitate to contact me at (650) 843-5059 or Justin A. Kisner at (650) 843-5080.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Brian Michael Brown, AvePoint, Inc. Justin A. Kisner, Cooley LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: +1 650 843 5000  f: +1 650 849 7400  cooley.com